Exhibit 107.1

Calculation of Filing Fee Tables

Form S-3

(Form Type)

Equinix, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit(1)	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	3.900% Notes due 2032	457(r)	$1,200,000,000	99.474%	$1,193,688,000	$92.70 per 1 million	$110,654.88	(1)
	Total Offering Amounts				—		$1,193,688,000
	Total Fees Previously Paid				—	—	—
	Total Fee Offsets				—	—	—
	Net Fee Due				—	—	$110,654.88

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended. This “Calculation of Registration Fee” table shall be deemed to update the “Calculation of Registration Fee” table in the registrant’s Registration Statement on Form S-3ASR (File No. 333-249763).